
02007188

AH 3/29/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
FEB 28 2002
354
WASH. D.C.
SECTION
PROCESSING

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Greenfield Capital Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 West Belmont, Suite 210
(No. and Street)

Chicago	Illinois	60657
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Caryn H. Kahn — (773) 880-1485
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 3/29/2002

OATH OR AFFIRMATION

I, Caryn H. Kahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenfield Capital Partners LLC, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENFIELD CAPITAL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
Greenfield Capital Partners LLC

We have audited the accompanying statement of financial condition of Greenfield Capital Partners LLC as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greenfield Capital Partners LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 5, 2002

GREENFIELD CAPITAL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 65,031
Commissions receivable	837,108
Receivable from broker/dealers	132,418
Securities owned	89,100
Organization costs (net of accumulated amortization of $10,580)	3,220
TOTAL ASSETS	$ 1,126,877

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts payable & accrued expenses	$ 50,000
MEMBERS' CAPITAL	$ 1,076,877
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 1,126,877

The accompanying notes are an integral part of this financial statement.

GREENFIELD CAPITAL PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001


RECEIVED
FEB 28 2002
354
SECTION

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was formed in the state of Delaware on February 25, 1998 and will terminate on December 31, 2022. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc.

The Company's principal business activities are the sale of securities and the rendering of consulting advice in the placement of securities.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Managers. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Organization Costs - Organization costs are being amortizied over a 5 year period.

NOTE 2 - INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

GREENFIELD CAPITAL PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001 the Company's net capital and required net capital were $124,568 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 40%.

NOTE 4 - RELATED PARTIES

The Company is affiliated through common ownership and management with Southridge Capital Management (Southridge). During the year ended December 31, 2001 commission and consulting revenue of $1,373,577 were derived from transactions effected with certain hedge funds in which Southridge is the general partner. No commission expense has been incurred regarding this revenue.

Southridge provides office space and administrative assistance to the Company without reimbursement.

In February, 2001 the Company sold equity securities to Southshore Capital Fund Ltd. (a hedge fund for which Southridge Capital Management is the trading advisor) which resulted in a gain of $1,536,000.

NOTE 5 - OPERATING AGREEMENT

The Company's operating agreement places certain restrictions on the transfer of ownership interests in the Company. Other items, including allocation of profits and losses, are included therein.

NOTE 6 - SECURITIES OWNED

Securities owned consist of equity securities and cumulative redeemable preferred stock, no par value, $1,000 stated value. The Company has valued the equity securities and preferred stock at $88,000 and $1,100 respectively.

All the securities above were received as compensation for providing consulting services. The equity securities were received during the year ended December 31, 2001. The preferred stock was received in a previous year.